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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158199-10

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 25, 2009

Credit Suisse

Senior Medium-Term Notes

Subordinated Medium-Term Notes

        We may offer from time to time our medium-term notes, which may be senior or subordinated (collectively, the "notes"), directly or through any one of our branches.

        The notes will bear interest, if any, at either a fixed or a floating rate. Interest will be paid on the dates stated in the applicable pricing supplement.

        The notes may be either callable by us or puttable by you, if specified in the applicable pricing supplement.

        The specific terms of each note offered will be described in the applicable pricing supplement, and the terms may differ from those described in this prospectus supplement.

        Investing in the notes may involve risks. See "Foreign Currency Risks" on page 39 of the accompanying prospectus, the risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference herein, and any additional risk factors we describe in future filings we make with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended.

        Unless otherwise provided in the applicable pricing supplement, we will sell the notes to the public at 100% of their principal amount. Unless otherwise provided in the applicable pricing supplement, we will receive between 99.875% and 99.250% of the proceeds from the sale of the senior notes and between 99.500% and 99.125% of the proceeds from the sale of the subordinated notes, after paying the agents' commissions or discounts of between 0.125% and 0.750% for senior notes and between 0.500% and 0.875% for subordinated notes; provided that, commissions with respect to notes with a stated maturity of more than thirty years from date of issue will be negotiated at the time of sale.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or any accompanying prospectus or pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. Unless otherwise provided in the applicable pricing supplement, the notes will not have the benefit of any agency or governmental guarantee.

Credit Suisse

The date of this prospectus supplement is March 25, 2009.

DESCRIPTION OF NOTES

General

        The notes will be direct and unsecured, senior or subordinated, obligations of Credit Suisse. At our option, we may issue senior notes or subordinated notes. We will issue the senior notes under a senior indenture, dated as of March 29, 2007, as supplemented by a second supplemental indenture, dated as of March 25, 2009, in each case between Credit Suisse and The Bank of New York Mellon (formerly known as The Bank of New York) (together, the "senior indenture"), and we will issue the subordinated notes under a subordinated indenture, dated as of March 29, 2007, as supplemented by a sixth supplemental indenture, dated as of March 25, 2009, in each case between Credit Suisse and The Bank of New York Mellon (formerly known as The Bank of New York) (together, the "subordinated indenture," and together with the senior indenture, the "indentures"). The indentures may be further amended or supplemented from time to time. The following description of the particular terms of the notes offered by this prospectus supplement (referred to in the accompanying prospectus as the debt securities, the senior debt securities or the subordinated debt securities) supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, which description you should also read. If this description differs in any way from the description in the accompanying prospectus, you should rely on this description.

        The following summaries of certain provisions of the indentures do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable indenture, including the definitions in the applicable indenture of certain terms.

        The senior notes will constitute a single series of senior notes under the senior indenture. The subordinated notes will constitute a single series of subordinated notes under the subordinated indenture. The indentures do not limit the amount of senior notes, subordinated notes or other debt securities that we may issue under the indentures.

        We will use the accompanying prospectus, this prospectus supplement and any pricing supplement in connection with the offer and sale from time to time of the notes.

        The pricing supplement relating to a note will describe the following terms:

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  the branch, if any, through which we are issuing the notes;

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  the currency or currency unit in which the note is denominated and, if different, the currency or currency unit in which payments of principal and interest on the note will be made (and, if the specified currency is other than U.S. dollars, any other terms relating to that foreign currency denominated note and the specified currency);

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  if the note bears interest, whether the note bears a fixed rate of interest or bears a floating rate of interest (including whether the note is a regular floating rate note, a floating rate/fixed rate note or an inverse floating rate note (each as described in the accompanying prospectus));

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  if the note is a fixed rate note, the interest rate and interest payment dates;

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  if the note is a floating rate note, the interest rate basis (or bases), the initial interest rate, the interest reset dates, the interest reset period, the interest payment dates, the index maturity, if any, the spread and/or spread multiplier, if any (each as defined in the accompanying prospectus), the maximum interest rate and minimum interest rate, if any; the index currency, if any, and any other terms relating to the particular method of calculating the interest rate for that note;

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  whether the note is senior or subordinated and, if not specified, the note will be senior;

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  the issue price;

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  the issue date;

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  the maturity date, if any, and whether we can extend the maturity of a note;

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  if the note is an indexed note (as defined in the accompanying prospectus), the terms relating to the particular note;

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  if the note is a dual currency note (as defined in the accompanying prospectus), the terms relating to the particular note;

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  if the note is a renewable note (as defined in the accompanying prospectus), the terms relating to the particular note;

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  if the note is a short-term note (as defined in the accompanying prospectus), the terms relating to the particular note;

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  if the note is an amortizing note (as defined in the accompanying prospectus), the amortization schedule and any other terms relating to the particular note;

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  whether the note is an original issue discount note (as defined in the accompanying prospectus);

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  whether the note may be redeemed at our option, or repaid at the option of the holder, prior to its stated maturity as described under "Description of Debt Securities—Redemption at the Option of the Relevant Issuer" and "Description of Debt Securities—Repayment at the Option of the Holders; Repurchase" in the accompanying prospectus and, if so, the provisions relating to redemption or repayment, including, in the case of any original issue discount notes, the information necessary to determine the amount due upon redemption or repayment;

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  whether we may be required to pay "additional amounts" in respect of payments on the notes as described under "Description of Debt Securities—Payment of Additional Amounts" in the accompanying prospectus and whether the notes may be redeemed at our option as described under "Description of Debt Securities—Tax Redemption" in the accompanying prospectus;

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  any relevant tax consequences associated with the terms of the notes which have not been described under "Taxation" in the accompanying prospectus; and

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  any other terms not inconsistent with the provisions of the applicable indenture.

        Subject to the additional restrictions described under "Special Provisions Relating to Foreign Currency Denominated Debt Securities" in the accompanying prospectus, each note will mature on a day specified in the applicable pricing supplement. Except as may be provided in the applicable pricing supplement and except for indexed notes, all notes will mature at par.

        We are offering the notes on a continuing basis in denominations of $2,000 and any integral multiples of $1,000 in excess thereof unless otherwise specified in the applicable pricing supplement, except that notes in specified currencies other than U.S. dollars will be issued in the denominations set forth in the applicable pricing supplement. We refer you to "Special Provisions Relating to Foreign Currency Denominated Debt Securities" in the accompanying prospectus.

Interest and Interest Rates

        Unless otherwise specified in the applicable pricing supplement, each note will bear interest at either:

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  a fixed rate specified in the applicable pricing supplement; or

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  a floating rate specified in the applicable pricing supplement determined by reference to an interest rate basis, which may be adjusted by a spread and/or spread multiplier. Any floating rate note may also have either or both of the following:

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  a maximum interest rate limitation, or ceiling, on the rate at which interest may accrue during any interest period; and

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  a minimum interest rate limitation, or floor, on the rate at which interest may accrue during any interest period.

        In addition, the interest rate on floating rate notes will in no event be higher than the maximum rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application.

        Unless otherwise specified in the applicable pricing supplement for a fixed rate note, in the event that any date for any payment on any fixed rate note is not a business day, payment of interest, premium, if any, or principal otherwise payable on such fixed rate note will be made on the next succeeding business day. Credit Suisse will not pay any additional interest as a result of the delay in payment.

        Unless otherwise specified in the applicable pricing supplement for a floating rate note, if an interest payment date (other than the maturity date, but including any redemption date or repayment date) would fall on a day that is not a business day (as defined in the accompanying prospectus), such interest payment date (or redemption date or repayment date) will be the following day that is a business day, and interest shall accrue to, and be payable on, such following business day, except that if the interest rate basis is LIBOR and such business day falls in the next calendar month, the interest payment date (or redemption date or repayment date) will be the immediately preceding day that is a business day and interest shall accrue to, and be payable on, such preceding business day.

        Unless otherwise specified in the applicable pricing supplement for a floating rate note, if the maturity date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest shall be made on the next succeeding business day with the same force and effect as if made on the date such payment was due, and interest shall not accrue and be payable with respect to such payment for the period from and after the maturity date to the date of such payment on the next succeeding business day.

Subordination

        Unless otherwise specified in the applicable pricing supplement, the subordinated notes will be direct, unconditional, unsecured and subordinated obligations of Credit Suisse. In the event of any dissolution, liquidation or winding-up of Credit Suisse, in bankruptcy or otherwise, the payment of principal and interest on the subordinated notes will be subordinated to the prior payment in full of all of Credit Suisse's present and future unsubordinated creditors but not further or otherwise.

        Credit Suisse may not create or permit to exist any pledge or other security interest over Credit Suisse's assets to secure Credit Suisse's obligations in respect of any subordinated notes.

        Subject to applicable law, no holder of subordinated notes shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by Credit Suisse or by the branch through which it has issued the subordinated notes, arising under or in connection with a tranche of subordinated notes and each holder shall, by virtue of being a holder of such notes, be deemed to have waived all such rights of set-off, compensation or retention.

Currency Indemnity

        If the notes are denominated in U.S. dollars, the U.S. dollar will be the sole currency of account and payment for all sums payable by Credit Suisse under or in connection with such notes, including damages. Any amount received or recovered in a currency other than the U.S. dollar by any holder in respect of any sum expressed to be due to it from Credit Suisse shall only constitute a discharge to Credit Suisse to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any such note, Credit Suisse shall indemnify it against any resulting loss sustained by the recipient. In any event, Credit Suisse shall indemnify the recipient against the cost of making any such purchase. For the purposes of this condition, it will be sufficient for a holder to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from Credit Suisse's other obligations, shall be subordinated to the claims of Credit Suisse's unsubordinated creditors to the same extent as the notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any holder of the notes and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the notes or any other judgment or order.

Governing Law

        The notes and the indentures will be governed by and construed in accordance with the laws of the State of New York, except for, in the case of subordinated notes, the subordination provisions thereof, which will be governed by Swiss law.

Other Provisions; Addenda

        Any provisions with respect to notes, including the determination of an interest rate basis, the specification of interest rates bases, calculation of the interest rate applicable to a floating rate note, interest payment dates or any other matter relating thereto may be modified by the terms specified under "Other Provisions" on the face of the note in an addendum relating thereto, if so specified on the face thereof and in the applicable pricing supplement.

Book-Entry, Delivery and Form

        We will issue the notes in the form of one or more fully registered global certificates, or global notes. Unless we state otherwise in the applicable pricing supplement, we will deposit the notes with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, as the depositary, and will register the notes in the name of Cede & Co., DTC's nominee. Your beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except under the circumstances described in the accompanying prospectus under the caption "Description of Debt Securities—Book-Entry System," book-entry notes will not be exchangeable for certificated notes and will not otherwise be issuable as certificated notes.

        Unless we state otherwise in an applicable pricing supplement, you may elect to hold interests in the global securities through either DTC (in the United States) or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank, S.A./N.V., or its successor, as operator of the Euroclear System, which we refer to as Euroclear (outside of the United States), if you are participants of such systems, or indirectly through organizations which are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC's books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants' customers' securities accounts.

        For a further description of procedures regarding global securities representing book-entry notes, we refer you to "Description of Debt Securities—Book-Entry System" in the accompanying prospectus.

 PLAN OF DISTRIBUTION

        Under the terms of a distribution agreement for senior notes dated May 7, 2007, and a distribution agreement for subordinated notes dated March 25, 2009 (together, the "distribution agreements"), we are offering the applicable notes on a continuing basis through Credit Suisse Securities (USA) LLC, which we refer to as the agent, which has agreed to use its reasonable efforts to solicit purchases of the notes. Except as otherwise agreed by us and the agent with respect to a particular note, we will pay the agent a commission or discount ranging from 0.125% to 0.750% of the principal amount of each senior note and a commission or discount ranging from 0.500% to 0.875% of the principal amount of each subordinated note, depending on its maturity, sold through the agent. We will have the sole right to accept offers to purchase notes and may reject any offer in whole or in part. The agent shall have the right, in its sole discretion, to reject any offer to purchase notes received by it, in whole or in part, that it reasonably considers to be unacceptable.

        We also may sell notes to the agent, acting as principal, at a discount or concession to be agreed upon at the time of sale, for resale to one or more investors or other purchasers at a fixed offering price or at varying prices related to prevailing market prices at the time of such resale or otherwise, as determined by the agent and specified in the applicable pricing supplement. The agent may offer the notes it has purchased as principal to other dealers. The agent may sell notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount to be received by the agent from us. Unless otherwise indicated in the applicable pricing supplement, any note sold to the agent as principal will be purchased by the agent at a price equal to 100% of the principal amount less a percentage equal to the commission applicable to any agency sale of a note of identical maturity, and may be resold by the agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions as described above. After the initial public offering of notes to be resold to investors and other purchasers, the public offering price, concession and discount may be changed.

        We may also sell notes directly to investors (other than broker-dealers) in those jurisdictions in which we are permitted to do so. We will not pay any commission on any notes we sell directly. We may also sell notes to one or more banks, acting as agents for their customers, in jurisdictions where we are permitted to do so. Unless otherwise indicated in the applicable pricing supplement, any note sold to a bank as agent for its customer will be sold at a price equal to 100% of the principal amount and we, or one of our affiliates, will pay such bank a commission equal to the commission applicable to a sale of a note of identical maturity through the agent.

        We may appoint, from time to time, one or more additional agents with respect to particular notes or with respect to the senior or subordinated notes in general, acting either as agent or principal, on substantially the same terms as those applicable to sales of notes to or through Credit Suisse Securities (USA) LLC pursuant to the distribution agreements. In the case of the senior notes, we have appointed Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nuveen Investments, LLC as additional agents under the distribution agreement for senior notes, in connection with notes issued under Merril Lynch's "ELEMENTS" platform, and JPMorgan Chase Bank, National Association and J.P. Morgan Securities, Inc. to act as agents under the distribution agreement for senior notes for certain limited purposes.

        We reserve the right to withdraw, cancel or modify the offer made hereby without notice.

        Each purchaser of a note will arrange for payment as instructed by the agent. The agent is required to deliver the proceeds of the notes to us in immediately available funds, to a bank designated by us in accordance with the terms of the distribution agreement, on the date of settlement.

        We estimate that the total expenses for the offering, excluding underwriting commissions, discounts and SEC registration fees (which are deferred in accordance with Rules 456(b) and 457(r)) will be approximately $500,000.

        The agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. We have agreed to indemnify the agent against liabilities under the Securities Act, or contribute to payments which the agent may be required to make in that respect. We have also agreed to reimburse the agent for certain expenses.

        No note will have an established trading market when issued. Unless otherwise specified in the applicable pricing supplement, the notes will not be listed on a national securities exchange in the United States. We have been advised that Credit Suisse Securities (USA) LLC intends to make a market in the notes, as permitted by applicable laws and regulations. Credit Suisse Securities (USA) LLC is not obligated to do so, however, and may discontinue making a market at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

        Any of our broker-dealer subsidiaries or affiliates, including Credit Suisse Securities (USA) LLC, may use this prospectus supplement, together with the accompanying prospectus and applicable pricing supplement, in connection with offers and sales of notes related to market-making transactions by and through our broker-dealer subsidiaries or affiliates, including Credit Suisse Securities (USA) LLC, at negotiated prices related to prevailing market prices at the time of sale or otherwise. Any of our broker-dealer subsidiaries and affiliates, including Credit Suisse Securities (USA) LLC, may act as principal or agent in such transactions. None of our broker-dealer subsidiaries and affiliates has any obligation to make a market in the notes and may discontinue any market-making activities at any time without notice, at its sole discretion. Credit Suisse Securities (USA) LLC, one of our wholly-owned subsidiaries, is our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Section 2720 of the Rules of the Financial Industry Regulatory Authority. The broker-dealers will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from their accounts.

        No action has been or will be taken by us or the agent that would permit a public offering of the notes or possession or distribution of this prospectus supplement and the accompanying prospectus or any pricing supplement in any jurisdiction other than the United States except in accordance with the distribution agreements.

        Concurrently with the offering of the notes through the agent as described in this prospectus supplement, we may issue other securities from time to time as described in the accompanying prospectus.

        The agents and their affiliates have engaged and may in the future engage in commercial banking and investment banking and other transactions with us and our affiliates in the ordinary course of business.

 INCORPORATION BY REFERENCE

        We file annual and current reports and other information with the SEC. For information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, we refer you to "Where You Can Find More Information" on page 2 of the accompanying prospectus.

        We incorporate by reference in this prospectus supplement the combined Annual Report on Form 20-F of Credit Suisse Group AG and us for the year ended December 31, 2008 and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement until the offering of the securities is completed.

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  Filed Pursuant to Rule 424(b)(2) Registration No. 333-158199-10

DESCRIPTION OF NOTES
PLAN OF DISTRIBUTION
INCORPORATION BY REFERENCE